UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2004            File No.    0-50880

White Knight Resources Ltd.

(Name of Registrant)

#922, 510 West Hastings Street, Vancouver, British Columbia, V6B 1L8

(Address of principal executive offices)

1.

News Release dated November 26, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

White Knight Resources Ltd.

(Registrant)

Dated: November 26, 2004	By: /s/ Megan Cameron-Jones Megan Cameron-Jones, Corporate Secretary and Director

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

N E W S        R E L E A S E

Clarification of Previous Disclosure

Vancouver, British Columbia

White Knight Resources Ltd. (TSX – WKR) (the “Company”)

November 26, 2004

As a result of a review by the British Columbia Securities Commission, we are issuing the following press release to clarify our disclosure.

In news releases issued December 31, 2003, March 31, 2004 and April 22, 2004 as well as its March 31, 2004 MD&A and 2003 AIF and on its website, the Company cited reserves and/or resources for several of its properties including Slaven Canyon, New Pass, Hunter, Gold Pick and Cottonwood which were not specifically stated to be historical in nature and which used non-compliant categories in describing these historical estimates. Accordingly, the following summary is a restatement of the mineral resources for the above quoted properties as historical estimates, including the information required under Section 2.4 of National Instrument 43-101 and attached cautionary statements.

Cottonwood

The Company’s 100% owned Cottonwood property consists of 62 unpatented claims situated at the headwaters of Cottonwood Creek in the central Roberts Mountains, Eureka County, Nevada. The property abuts Atlas Precious Metals Inc.’s (“Atlas”) former producing Gold Canyon Mine where 41,000 ounces of gold was produced from a mineable reserve (non-compliant classification) estimated to contain 2.5 million tons @ 0.056 opt gold (140,000 oz gold). A small historic inferred resource occurs at the Pot Canyon deposit on the Cottonwood property, 3,500 feet WNW of the Gold Canyon Mine. Atlas produced an estimate for this resource of approximately 1.157 million tons @ 0.024 opt gold (30,000 oz of gold) in 1994. This work was completed prior to implementation of NI 43-101.

Gold Pick

Gold Pick is wholly owned by Quito Gold Corp., a subsidiary of the Company. The property comprises 13 unpatented mining claims located in the southern Roberts Mountains, Eureka County, Nevada. The claims cover the former producing Gold Pick Mine where Atlas produced 48,000 ounces of gold between 1992 and 1994. The Gold Pick Mine consisted of two separate open pits, Gold Pick East and Gold Pick West. In 1995, after mining ceased, Atlas commissioned a pit optimization study to estimate remaining reserves. The study, conducted by Mine Development Associates, Inc. (“MDA”) estimated mineable reserves (non-compliant classification) ranging from 827,553 tons @ 0.085 oz/ton gold (70,342 oz gold) at US$251/oz to 4,997,833 tons @ 0.057 oz/ton gold (284,876 oz gold) at a price of US$500/oz. That study is now stale-dated and cannot be relied upon because of changes in the economic parameters and removal of the milling facilities from the property. The mineral resource is a mixture of oxide (70%), carbonaceous (18%) and refractory (12%). At a cut-off of 0.02 oz/ton for oxide mineralization, 0.025 oz/ton for carbonaceous, and 0.05 oz/ton for refractory mineralization, respectively, the historical resource is estimated to be 1,792,950 tons @ 0.077 oz/ton gold (138,057 oz gold). In addition, the Gold Ridge deposit adjacent to Gold Pick was nearly mined out, but the north pod was never mined. As estimated in 1995 by the aforementioned pit-optimization study, the Ridge North deposit contains an historic mineral resource of 584,164 tons @ 0.046 oz/ton gold (26,872 oz/gold).

New Pass

The New Pass property consists of 107 unpatented lode claims located 27 miles west of Austin, Nevada in Churchill County. In 1989, Westmont Gold Inc. estimated an historic indicated resource of 3,371,000 tons grading an average of 0.042 oz/ton using a 0.02 oz/ton cut-off (142,000 ounces of gold).

Slaven Canyon Property

The Slaven Canyon property is located in the northern Shoshone Range, Lander County, Nevada and consists of 6,192 acres. The claims cover an historic mineral resource estimated in 1995 by Alta Gold Corp. of approximately 92,600 ounces of gold (2.9 million tons @ 0.032 opt gold with a cut-off of 0.015 oz/ton).

Cabin Creek Property

The Company’s previous announcement on the Cabin Creek property was somewhat ambiguous and may have been construed as suggesting that the White Knight property contains 55,000 oz of gold when, in fact, that historic resource is contained on the contiguous property to the north. The Company has re-written its website to accurately depict the known gold mineralization on its property.

Hunter Property

The Company previously announced an historic resource of 15,000 oz gold on this property. This resource is small and at this point considered insignificant. The Company will no longer refer to any resources on the Hunter property.

All of the historic resource estimates above were completed prior to implementation of NI 43-101. These historic resource figures have not been re-defined to conform to CIM approved standards as defined by NI 43-101. The resource estimates have been obtained from sources believed to be reliable and are relevant. The Company is not treating these historical estimates as NI 43-101 defined resources or reserves verified by a Qualified Person. Until such time as the Company is able to verify and classify these historic resources according to CIM standards, they should not be relied upon.

Sampling Method and Approach

Most of the samples which form the basis for the above-stated historic resources were collected in the mid-1980’s to mid-1990’s. The actual details of the sampling methods which the individual companies choose to complete the various sampling programs are not available. Such details are generally not recorded.

Sample Preparation, Analysis and Security

All of the sampling discussed above was performed between 1984 and 1995 by mid-tier to senior mining companies such as Atlas Precious Metals Inc., Alta Gold Corp, Barrick Gold Corp., Phelps Dodge Exploration Corporation and Homestake Mining Company. These companies used standard techniques for that time, including fire assay for gold analysis. Full details of the sampling and assaying procedures are not available to the Company. Full details of sample preparation, analysis and security of sampes as required by NI 43-101 were not commonly provided in reports at that time.

Data Verification

The Company cannot ensure the quality of the data presented above as all the technical data has been derived from historical reports. The Company is relying upon the professional measures used by the employees of the aforementioned mid-tier and senior gold companies.

This news release was reviewed and the contents have been verified by the Company’s Qualified Person, John M. Leask, P.Eng.

On behalf of the Board of Directors, “John M. Leask”

John M. Leask, P.Eng. Chairman